Exhibit 99.1

Operating and Financial Review and Prospects for the six months ended September 30, 2020

FORWARD-LOOKING STATEMENTS

This Exhibit contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us, our industry and the regulatory environment in which we and companies integral to our ecosystem operate. All statements other than statements of historical facts are forward-looking statements. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” or other similar expressions.

Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba’s ability to maintain the trusted status of its ecosystem; risks associated with sustained investments in Alibaba’s business and strategic acquisitions and investments; Alibaba’s expected revenue growth; Alibaba’s ability to maintain or grow its revenue or business; Alibaba’s goals and strategies; Alibaba’s future business development; Alibaba’s ability to continue to compete effectively and maintain and improve the network effects of its ecosystem; company culture; Alibaba’s ability to continue to innovate; risks and challenges associated with operating a complex and large-scale company; fluctuations in general economic and business conditions in China and globally; impacts of the COVID-19 pandemic; risks associated with international and cross-border businesses and operations, including protectionist or national security policies; uncertainties arising from competition among countries and geopolitical tensions; changes in laws, regulations and regulatory environment that affect Alibaba’s business operations; risks associated with the performance of our business partners, including but not limited to Ant Group; privacy and regulatory concerns; and security breaches. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this Exhibit relate only to events or information as of the date on which the statements are made in this Exhibit. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Exhibit completely in conjunction with our Annual Reports on Form 20-F and other documents filed with or furnished to the SEC and with the understanding that our actual future results may be materially different from what we expect.

FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020

•        Revenue was RMB308,810 million (US$45,483 million), an increase of 32% year-over-year.

•        Income from operations was RMB48,339 million (US$7,120 million), an increase of 8% year-over-year. Adjusted EBITDA, a non-GAAP measurement, increased 29% year- over-year to RMB98,564 million (US$14,517 million). Adjusted EBITA, a non-GAAP measurement, increased 30% year-over-year to RMB86,588 million (US$12,753 million).

•        Net income attributable to ordinary shareholders was RMB76,360 million (US$11,247 million), and net income was RMB72,961 million (US$10,746 million), both of which decreased by 19% over the same period last year, when we booked a significant one-time gain upon the receipt of the 33% equity interest in Ant Group. Excluding this one-time gain and certain other items, non-GAAP net income was RMB86,562 million (US$12,749 million), an increase of 36% year-over-year.

•        Diluted earnings per ADS was RMB27.83 (US$4.10) and non-GAAP diluted earnings per ADS was RMB32.79 (US$4.83), an increase of 28% year-over-year. Diluted earnings per share was RMB3.48 (US$0.51 or HK$3.96) and non-GAAP diluted earnings per share was RMB4.10 (US$0.60 or HK$4.67), an increase of 28% year-over-year.

•        Net cash provided by operating activities was RMB104,395 million (US$15,376 million) and non-GAAP free cash flow was RMB77,110 million (US$11,357 million).

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this document.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in our annual report for the fiscal year ended March 31, 2020.

SIX MONTHS ENDED SEPTEMBER SUMMARY FINANCIAL RESULTS

	Six months ended September 30,
	2019	2020
				YoY %
	RMB	RMB	US$(1)	Change

	(in millions, except percentages and per share amounts)
Revenue	233,941	308,810	45,483	32%
Income from operations	44,739	48,339	7,120	8%	(3)
Operating margin	19%	16%
Adjusted EBITDA(2)	76,339	98,564	14,517	29%
Adjusted EBITDA margin(2)	33%	32%
Adjusted EBITA(2)	66,647	86,588	12,753	30%
Adjusted EBITA margin(2)	28%	28%
Net income	89,870	72,961	10,746	(19)%	(4)
Net income attributable to ordinary shareholders	93,792	76,360	11,247	(19)%	(4)
Non-GAAP net income(2)	63,699	86,562	12,749	36%
Diluted earnings per share(5)	4.45	3.48	0.51	(22)%	(4)
Diluted earnings per ADS(5)	35.58	27.83	4.10	(22)%	(4)
Non-GAAP Diluted earnings per share(2) (5)	3.21	4.10	0.60	28%
Non-GAAP Diluted earnings per ADS(2) (5)	25.65	32.79	4.83	28%

(1)         This document contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) and Hong Kong dollars (“HK$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.7896 to US$1.00, the exchange rate on September 30, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board, and all translations of RMB into HK$ were made at RMB0.87872 to HK$1.00, the middle rate on September 30, 2020 as published by the People’s Bank of China. The percentages stated in this document are calculated based on the RMB amounts and there may be minor differences due to rounding.

(2)          See the sections entitled “Information by Segments,” “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” for more information about the non- GAAP measures referred to within this document.

(3)          The year-over-year comparison was negatively affected by a RMB15,674 million increase in share-based compensation expense related to Ant Group share-based awards granted to our employees (see “Cost and Expenses – Share-based Compensation Expense” below). Excluding this impact, our income from operations would have increased 42% year-over-year.

(4)          Decreased from the same period last year, when we booked a significant one-time gain upon the receipt of the 33% equity interest in Ant Group. The increase in share-based compensation expense described above also contributed to the year-over-year decrease, which was partly offset by a net gain arising from changes in the fair value of our equity investments for the six months ended September 30, 2020, as well as impairment charges relating to our equity method investees for the six months ended September 30, 2019.

(5)          Each ADS represents eight ordinary shares, which reflects the share subdivision and ADS ratio change that became effective on July 30, 2019.

INFORMATION BY SEGMENTS

The table below sets forth selected financial information of our operating segments for the periods indicated:

	Six months ended September 30, 2020
			Digital media	Innovation
	Core	Cloud	and	initiatives and
	commerce	computing	entertainment(1)	others(1)	Unallocated(2)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	US$

	(in millions, except percentages)
Revenue	264,240	27,244	15,060	2,266	—	308,810	45,483
Income (Loss) from operations	76,086	(5,570)	(4,369)	(7,847)	(9,961)	48,339	7,120
Add: Share-based compensation expense	15,908	5,060	1,865	2,717	6,859	32,409	4,773
Add: Amortization of intangible assets	5,201	12	473	44	110	5,840	860
Adjusted EBITA	97,195(3)	(498)	(2,031)	(5,086)	(2,992)	86,588	12,753
Adjusted EBITA margin	37%	(2)%	(13)%	(224)%		28%

	Six months ended September 30, 2019
			Digital media	Innovation
	Core	Cloud	and	initiatives and
	commerce	computing	entertainment(1)	others(1)	Unallocated(2)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB

	(in millions, except percentages)
Revenue	200,764	17,078	13,868	2,231	—	233,941
Income (Loss) from operations	67,118	(3,437)	(6,817)	(5,742)	(6,383)	44,739
Add: Share-based compensation expense	7,211	2,547	1,446	2,091	1,965	15,260
Add: Amortization of intangible assets	5,270	11	660	40	91	6,072
Add: Impairment of goodwill	—	—	—	—	576	576
Adjusted EBITA	79,599(3)	(879)	(4,711)	(3,611)	(3,751)	66,647
Adjusted EBITA margin	40%	(5)%	(34)%	(162)%		28%

(1)          Beginning on April 1, 2020, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

(2)          Unallocated expenses primarily relate to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

(3)          Marketplace-based core commerce adjusted EBITA increased 15% year-over-year to RMB106,416 million (US$15,673 million). A reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA is included at the end of this document.

OPERATIONAL AND FINANCIAL RESULTS

Revenue

Revenue for the six months ended September 30, 2020 was RMB308,810 million (US$45,483 million), an increase of 32% compared to RMB233,941 million in the same period of 2019. The increase was mainly driven by the robust revenue growth of our China commerce retail, cloud computing and Cainiao logistics services businesses.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Six months ended September 30,
	2019		2020
		% of			% of	YoY %
	RMB	Revenue	RMB	US$	Revenue	Change

	(in millions, except percentages)
Core commerce:
China commerce retail
– Customer management(1)	116,432	50%	140,553	20,701	46%	21%
– Others(2)	34,955	15%	56,238	8,283	18%	61%
	151,387	65%	196,791	28,984	64%	30%
China commerce wholesale	6,275	3%	7,121	1,049	3%	13%
International commerce retail	11,574	5%	14,801	2,180	5%	28%
International commerce wholesale	4,679	2%	6,714	989	2%	43%
Cainiao logistics services	9,764	4%	15,939	2,348	5%	63%
Local consumer services	13,015	5%	15,940	2,348	5%	22%
Others	4,070	2%	6,934	1,020	2%	70%
Total core commerce	200,764	86%	264,240	38,918	86%	32%
Cloud computing	17,078	7%	27,244	4,013	9%	60%
Digital media and entertainment(3)	13,868	6%	15,060	2,218	5%	9%
Innovation initiatives and others(3)	2,231	1%	2,266	334	0%	2%
Total	233,941	100%	308,810	45,483	100%	32%

(1)          We presented our commission revenue as part of customer management revenue in order to better reflect our value proposition to merchants on our platforms. Comparative figures were presented in the same manner accordingly.

(2)          “Others” revenue under China commerce retail is primarily generated by our New Retail and direct sales businesses, comprising mainly Tmall Supermarket, Freshippo, direct import and Intime.

(3)          Beginning on April 1, 2020, we reclassified revenue from our self-developed online games business, which was previously reported under the innovation initiatives and others segment, as revenue from digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

Core commerce

•          China commerce retail business

Revenue from our China commerce retail business for the six months ended September 30, 2020 was RMB196,791 million (US$28,984 million), an increase of 30% compared to RMB151,387 million for the same period of 2019. Customer management revenue grew 21% year-over-year, primarily due to robust growth in revenue from new monetization formats, such as recommendation feeds, an increase in the volume of paid clicks in search monetization, as well as the 24% year-over-year growth of Tmall online physical goods GMV, excluding unpaid orders.

“Others” revenue under China commerce retail business was RMB56,238 million (US$8,283 million), achieving year-over-year growth of 61% compared to RMB34,955 million for the same period of 2019. The increase was primarily driven by contributions from our direct sales businesses, including Tmall Supermarket and Freshippo.

We expect that the proportion of revenue of our direct sales businesses will continue to increase as we further implement our New Retail strategy, particularly after we began to consolidate Sun Art Retail Group Limited (“Sun Art”) in October 2020.

•          China commerce wholesale business

Revenue from our China commerce wholesale business for the six months ended September 30, 2020 was RMB7,121 million (US$1,049 million), an increase of 13% compared to RMB6,275 million for the same period of 2019. The increase was primarily due to an increase in average revenue from paying members on 1688.com.

•          International commerce retail business

Revenue from our international commerce retail business for the six months ended September 30, 2020 was RMB14,801 million (US$2,180 million), an increase of 28% compared to RMB11,574 million for the same period of 2019. The increase was primarily due to the growth in revenue generated by Lazada and Trendyol, which was partially offset by the decrease in revenue from AliExpress as a result of the deconsolidation of the AliExpress Russia business in October 2019.

•          International commerce wholesale business

Revenue from our international commerce wholesale business for the six months ended September 30, 2020 was RMB6,714 million (US$989 million), an increase of 43% compared to RMB4,679 million for the same period of 2019. The increase was primarily due to an increase in the number of paying members on Alibaba.com, as well as an increase in revenue generated by cross-border related value-added services.

•          Cainiao logistics services

Revenue from Cainiao Network’s logistics services, which represents revenue from its domestic and international one-stop-shop logistics services and supply chain management solutions, after elimination of inter-company transactions, was RMB15,939 million (US$2,348 million) for the six months ended September 30, 2020, an increase of 63% compared to RMB9,764 million for the same period of 2019, primarily due to increases in both average revenue per order and volume of orders fulfilled from our fast growing cross-border and international commerce retail businesses.

•          Local consumer services

Revenue from local consumer services, which primarily represents platform commissions, fees from provision of delivery services and other services provided by our on-demand delivery and local services platform Ele.me, was RMB15,940 million (US$2,348 million) for the six months ended September 30, 2020, an increase of 22% compared to RMB13,015 million for the same period of 2019, primarily due to an increase in average revenue per order.

Cloud computing

Revenue from our cloud computing business for the six months ended September 30, 2020 was RMB27,244 million (US$4,013 million), an increase of 60% compared to RMB17,078 million for the same period of 2019, primarily driven by growth in revenues from customers in the Internet, finance and retail industries, reflecting higher average revenue per customer.

Digital media and entertainment

Revenue from our digital media and entertainment segment for the six months ended September 30, 2020 was RMB15,060 million (US$2,218 million), an increase of 9% compared to RMB13,868 million for the same period of 2019. The increase was primarily due to the increase in revenue from online games, partly offset by the decrease in revenue from customer management.

Innovation initiatives and others

Revenue from innovation initiatives and others for the six months ended September 30, 2020 was RMB2,266 million (US$334 million), an increase of 2% compared to RMB2,231 million for the same period of 2019.

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Six months ended September 30,					% of
	2019		2020			Revenue
		% of			% of	YoY
	RMB	Revenue	RMB	US$	Revenue	change

	(in millions, except percentages)
Costs and expenses:
Cost of revenue	125,533	54%	174,483	25,698	56%	2%
Product development expenses	21,416	9%	30,327	4,467	10%	1%
Sales and marketing expenses	22,694	10%	31,023	4,569	10%	0%
General and administrative expenses	12,911	6%	18,798	2,769	6%	0%
Amortization of intangible assets	6,072	2%	5,840	860	2%	0%
Impairment of goodwill	576	0%	—	—	—	0%
Total costs and expenses	189,202	81%	260,471	38,363	84%	3%
Share-based compensation expense:
Cost of revenue	3,780	2%	7,331	1,079	2%	0%
Product development expenses	6,526	3%	13,667	2,013	5%	2%
Sales and marketing expenses	1,852	1%	3,237	477	1%	0%
General and administrative expenses	3,102	1%	8,174	1,204	2%	1%
Total share-based compensation expense	15,260	7%	32,409	4,773	10%	3%
Costs and expenses excluding share-based compensation expense:
Cost of revenue	121,753	52%	167,152	24,619	54%	2%
Product development expenses	14,890	6%	16,660	2,454	5%	(1)%
Sales and marketing expenses	20,842	9%	27,786	4,092	9%	0%
General and administrative expenses	9,809	5%	10,624	1,565	4%	(1)%
Amortization of intangible assets	6,072	2%	5,840	860	2%	0%
Impairment of goodwill	576	0%	—	—	—	0%
Total costs and expenses excluding share-based compensation expense	173,942	74%	228,062	33,590	74%	0%

Cost of revenue – Cost of revenue for the six months ended September 30, 2020 was RMB174,483 million (US$25,698 million), or 56% of revenue, compared to RMB125,533 million, or 54% of revenue, for the same period of 2019. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 52% for the six months ended September 30, 2019 to 54% for the six months ended September 30, 2020. The increase was primarily due to increased revenue contributions from our direct sales businesses such as Tmall Supermarket and New Retail, which resulted in increased cost of inventory, partly offset by a decrease in delivery costs per order of our local consumer services.

Product development expenses – Product development expenses for the six months ended September 30, 2020 were RMB30,327 million (US$4,467 million), or 10% of revenue, compared to RMB21,416 million, or 9% of revenue, for the same period of 2019. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have decreased from 6% for the six months ended September 30, 2019 to 5% for the six months ended September 30, 2020.

Sales and marketing expenses – Sales and marketing expenses for the six months ended September 30, 2020 were RMB31,023 million (US$4,569 million), or 10% of revenue, compared to RMB22,694 million, or 10% of revenue, for the same period of 2019. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have remained stable at 9% for the six months ended September 30, 2020 and for the same period last year.

General and administrative expenses – General and administrative expenses in the period ended September 30, 2020 were RMB18,798 million (US$2,769 million), or 6% of revenue, compared to RMB12,911 million, or 6% of revenue, for the same period of 2019. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have decreased from 5% for the six months ended September 30, 2019 to 4% for the six months ended September 30, 2020, reflecting operating leverage.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above for the six months ended September 30, 2020 was RMB32,409 million (US$4,773 million), an increase of 112% compared to RMB15,260 million for the same period of 2019. Share-based compensation expense as a percentage of revenue increased to 10% for the six months ended September 30, 2020, as compared to 7% in the same period last year.

The following table sets forth our analysis of share-based compensation expense for the periods indicated by type of share-based awards:

	Six months ended September 30,
	2019		2020
		% of			% of	YoY%
	RMB	Revenue	RMB	US$	Revenue	Change

	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	12,797	6%	14,461	2,130	4%	13%
Ant Group share-based awards(2)	655	0%	16,329	2,405	5%	2,393%
Others(3)	1,808	1%	1,619	238	1%	(10)%
Total share-based compensation expense	15,260	7%	32,409	4,773	10%	112%

(1)          This includes Alibaba Group share-based awards granted to our employees and Ant Group employees. Commencing upon the receipt of the 33% equity interest in Ant Group on September 23, 2019, the expense relating to these awards granted to Ant Group employees are recognized in share of results of equity method investees.

(2)          This represents Ant Group share-based awards granted to our employees which is subject to mark-to-market accounting treatment.

(3)         Others includes share-based awards of our subsidiaries.

Share-based compensation expense related to Alibaba Group share-based awards increased in this period compared to the same period last year, mainly due to the general increase in the average fair market value of the awards granted.

Share-based compensation expense related to Ant Group share-based awards increased in this period compared to the same period last year, primarily because we recognized an increase in the value of these awards.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization of intangible assets – Amortization of intangible assets for the six months ended September 30, 2020 was RMB5,840 million (US$860 million), a decrease of 4% from RMB6,072 million for the same period of 2019.

Income from operations and operating margin

Income from operations for the six months ended September 30, 2020 was RMB48,339 million (US$7,120 million), or 16% of revenue, an increase of 8% compared to RMB44,739 million, or 19% of revenue, for the same period of 2019. The year-over-year comparison was negatively affected by a RMB15,674 million increase in share-based compensation expense related to Ant Group share-based awards granted to our employees. Excluding this impact, our income from operations would have increased 42% year-over-year.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA increased 29% year-over-year to RMB98,564 million (US$14,517 million) for the six months ended September 30, 2020, compared to RMB76,339 million for the same period of 2019. Adjusted EBITA increased 30% year-over-year to RMB86,588 million (US$12,753 million) for the six months ended September 30, 2020, compared to RMB66,647 million for the same period of 2019. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this document.

Adjusted EBITA and adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled “Information by Segments” above for a reconciliation of income from operations to adjusted EBITA.

	Six months ended September 30,
	2019		2020
		% of			% of
		Segment			Segment
	RMB	Revenue	RMB	US$	Revenue

	(in millions, except percentages)
Core commerce	79,599	40%	97,195	14,315	37%
Cloud computing	(879)	(5)%	(498)	(73)	(2)%
Digital media and entertainment(1)	(4,711)	(34)%	(2,031)	(299)	(13)%
Innovation initiatives and others(1)	(3,611)	(162)%	(5,086)	(749)	(224)%

(1)          Beginning on April 1, 2020, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

Core commerce segment – Adjusted EBITA increased by 22% to RMB97,195 million (US$14,315 million) for the six months ended September 30, 2020, compared to RMB79,599 million for the same period of 2019, primarily due to an increase in marketplace-based core commerce adjusted EBITA to RMB106,416 million (US$15,673 million), as well as reduced losses for local consumer services and Cainiao logistics services businesses. Adjusted EBITA margin decreased from 40% for the six months ended September 30, 2019 to 37% for the same period of 2020, primarily due to increased revenue contribution from our self-operated New Retail and direct sales businesses, in respect of which revenue is recorded on a gross basis, including the cost of inventory.

A reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA is included at the end of this document.

We expect that our core commerce adjusted EBITA margin will continue to be affected by the pace of our investment in new businesses and the growth of our self-operated New Retail and direct sales businesses, particularly after we began to consolidate Sun Art in October 2020.

Cloud computing segment – Adjusted EBITA for the six months ended September 30, 2020 was a loss of RMB498 million (US$73 million), compared to a loss of RMB879 million for the same period of 2019. Adjusted EBITA margin improved to negative 2% for the six months ended September 30, 2020 from negative 5% for the same period of 2019, primarily attributable to the economies of scale realized.

Digital media and entertainment segment – Adjusted EBITA for the six months ended September 30, 2020 was a loss of RMB2,031 million (US$299 million), compared to a loss of RMB4,711 million for the same period of 2019. Adjusted EBITA margin improved to negative 13% for the six months ended September 30, 2020 from negative 34% for the same period of 2019, primarily due to reduced losses in Youku and increased contribution from our online games business.

Innovation initiatives and others segment – Adjusted EBITA for the six months ended September 30, 2020 was a loss of RMB5,086 million (US$749 million), compared to a loss of RMB3,611 million for the same period of 2019, primarily due to our investments in technological research and innovation, as well as the increased loss from DingTalk as it expands its business.

Interest and investment income, net

Interest and investment income, net for the six months ended September 30, 2020 was RMB32,647 million (US$4,808 million), a decrease from RMB63,535 million for the same period of 2019, when we booked a one-time gain of RMB69.2 billion upon the receipt of the 33% equity interest in Ant Group, which was partly offset by a net gain arising from changes in the fair value of our equity investments for the six months ended September 30, 2020. The above-mentioned gains were excluded from our non-GAAP net income.

Other income, net

Other income, net for the six months ended September 30, 2020 was RMB2,641 million (US$389 million), compared to RMB5,272 million for the same period of 2019. The decrease in other income, net was primarily due to the termination of royalty fees and software technology service fees from Ant Group upon our receipt of its 33% equity interest in September 2019.

Income tax expenses

Income tax expenses for the six months ended September 30, 2020 were RMB13,035 million (US$1,920 million), compared to RMB9,527 million for the same period of 2019.

Our effective tax rate was 16% for the six months ended September 30, 2020, compared to 9% in the same period of 2019. For the six months ended September 30, 2020, we recognized tax credits of approximately RMB6.1 billion (US$898 million), compared to RMB4.1 billion for the same period last year, as certain key subsidiaries were notified in the September quarter 2020 of the renewal of their Key Software Enterprise status for calendar year 2019 by the relevant tax authorities. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments, deferred tax effects arising from our share of results of equity method investees, as well as the above-mentioned tax credits from the renewal of the Key Software Enterprise status, our effective tax rate would have been 18% for the six months ended September 30, 2020.

Share of results of equity method investees

Share of results of equity method investees for the six months ended September 30, 2020 was a profit of RMB4,593 million (US$677 million), compared to a loss of RMB11,443 million for the same period of 2019. Share of results of equity method investees for the six months ended September 30, 2020 and the comparative period consisted of the following:

	Six months ended September 30,
	2019	2020
	RMB	RMB	US$

	(in millions)
Share of profit (loss) of equity method investees
– Ant Group	—	7,715	1,136
– Others	939	(484)	(71)
Impairment loss	(11,590)	(5)	—
Dilution loss	(25)	(9)	(1)
Others(1)	(767)	(2,624)	(387)
Total	(11,443)	4,593	677

(1)          Others mainly include amortization of intangible assets of equity method investees and share-based compensation expense related to share-based awards granted to employees of our equity method investees.

We record our share of results of all equity method investees one quarter in arrears. The share of loss of other equity method investees for the six months ended September 30, 2020 was mainly due to a general decline in financial performance of our equity method investees. In addition, the year-over-year increase in expenses in “Others” in the six months ended September 30, 2020 was primarily due to the commencement of amortization of intangible assets of Ant Group upon our receipt of its equity interest in September 2019.

The COVID-19 pandemic has caused widespread disruption to the economy, and the businesses of our equity method investees may continue to be adversely affected, which could negatively impact our share of results of equity method investees in future periods.

Net income and Non-GAAP net income

Our net income for the six months ended September 30, 2020 was RMB72,961 million (US$10,746 million), a decrease of 19% compared to RMB89,870 million for the same period of 2019, when we booked a significant one-time gain upon the receipt of the 33% equity interest in Ant Group. The increase in share-based compensation expense related to Ant Group share-based awards granted to our employees also contributed to the year-over-year decrease in net income, which was partly offset by a net gain arising from changes in the fair value of our equity investments for the six months ended September 30, 2020, as well as impairment charges relating to our equity method investees for the six months ended September 30, 2019.

Excluding the one-time gain in relation to the receipt of the 33% equity interest in Ant Group for the six months ended September 30, 2019, share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and goodwill and certain other items, non-GAAP net income for the six months ended September 30, 2020 was RMB86,562 million (US$12,749 million), an increase of 36% compared to RMB63,699 million for the same period of 2019. A reconciliation of net income to non-GAAP net income is included at the end of this document.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders for the six months ended September 30, 2020 was RMB76,360 million (US$11,247 million), a decrease of 19% compared to RMB93,792 million for the same period of 2019, when we booked a significant one-time gain upon the receipt of the 33% equity interest in Ant Group. The increase in share-based compensation expense related to Ant Group share-based awards granted to our employees also contributed to the year-over-year decrease in net income attributable to ordinary shareholders, which was partly offset by a net gain arising from changes in the fair value of our equity investments for the six months ended September 30, 2020, as well as impairment charges relating to our equity method investees for the six months ended September 30, 2019.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS for the six months ended September 30, 2020 was RMB27.83 (US$4.10) on a weighted average of 21,943 million diluted shares outstanding during the period, a decrease of 22% compared to RMB35.58 on a weighted average of 21,084 million diluted shares outstanding during the same period in 2019. Excluding the one-time gain in relation to the receipt of the 33% equity interest in Ant Group for the six months ended September 30, 2019, share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and goodwill and certain other items, non-GAAP diluted earnings per ADS for the six months ended September 30, 2020 was RMB32.79 (US$4.83), an increase of 28% compared to RMB25.65 for the same period of 2019.

Diluted earnings per share for the six months ended September 30, 2020 was RMB3.48 (US$0.51 or HK$3.96), a decrease of 22% compared to RMB4.45 for the same period of 2019. Excluding the one-time gain in relation to the receipt of the 33% equity interest in Ant Group for the six months ended September 30, 2019, share-based compensation expense, revaluation and disposal gains/ losses of investments, impairment of investments and goodwill and certain other items, non-GAAP diluted earnings per share for the six months ended September 30, 2020 was RMB4.10 (US$0.60 or HK$4.67), an increase of 28%, compared to RMB3.21 for the same period of 2019.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this document. Each ADS represents eight ordinary shares, which reflects the share subdivision and ADS ratio change that became effective on July 30, 2019.

Cash, cash equivalents and short-term investments

As of September 30, 2020, cash, cash equivalents and short-term investments were RMB405,912 million (US$59,784 million), compared to RMB358,981 million as of March 31, 2020. The increase in cash, cash equivalents and short-term investments for the six months ended September 30, 2020 was primarily due to free cash flow generated from operations of RMB77,110 million (US$11,357 million), partly offset by cash used in investment and acquisition activities of RMB30,863 million (US$4,546 million).

Cash flow from operating activities and free cash flow

Net cash provided by operating activities for the six months ended September 30, 2020 was RMB104,395 million (US$15,376 million), an increase of 27% compared to RMB81,938 million for the same period of 2019. Free cash flow, a non-GAAP measurement of liquidity, for the six months ended September 30, 2020 increased by 36% to RMB77,110 million (US$11,357 million), from RMB56,849 million for the same period of 2019, mainly due to our robust profit growth. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this document.

Net cash used in investing activities

For the six months ended September 30, 2020, net cash used in investing activities of RMB136,781 million (US$20,146 million) primarily reflected (i) an increase in short-term investments by RMB78,547 million (US$11,569 million), (ii) cash outflow of RMB30,863 million (US$4,546 million) for investment and acquisition activities, including the investments in YTO Express and Xpeng, as well as (iii) capital expenditures of RMB27,918 million (US$4,112 million), which included cash outflow for acquisition of land use rights and construction in progress relating to office campuses of RMB2,670 million (US$393 million).

We adopted ASU 2019-02, “Entertainment – Films – Other Assets – Film Costs (Subtopic 926-20) and Entertainment – Broadcasters – Intangibles – Goodwill and Other (Subtopic 920-350),” on April 1, 2020. As a result of our adoption of this new accounting update, we are now reporting cash outflows for the acquisition of licensed copyrights as operating activities in the consolidated statements of cash flows prospectively beginning on April 1, 2020. Prior to our adoption of ASU 2019-02, cash outflows for the acquisition of licensed copyrights were previously classified as investing activities in the consolidated statements of cash flows.

Employees

As of September 30, 2020, we had a total of 122,399 employees, compared to 117,600 as of March 31, 2020.

SAFE HARBOR STATEMENTS

This document contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. In addition, statements that are not historical facts, including statements about Alibaba’s strategies and business plans, Alibaba’s beliefs, expectations and guidance regarding the growth of its business and its revenue, the business outlook and quotations from management in this document, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements. Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba’s ability to maintain the trusted status of its ecosystem; risks associated with sustained investments in Alibaba’s business and strategic acquisitions and investments; Alibaba’s expected revenue growth and ability to maintain or grow its revenue or business; Alibaba’s ability to continue to compete effectively and maintain and improve the network effects of its ecosystem; company culture; Alibaba’s ability to continue to innovate; risks and challenges associated with operating a complex and large-scale company;, risks associated with expanding our international and cross-border businesses and operations; fluctuations in general economic and business conditions in China and globally; impacts of the COVID-19 pandemic; uncertainties arising from competition among countries and geopolitical tensions, including protectionist or national security policies; changes in laws, regulations and regulatory environment that affect Alibaba’s business operations; risks associated with the performance of our business partners, including but not limited to Ant Group; privacy and data protection regulations and concerns; and security breaches, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Alibaba’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this results announcement is as of the date of this document and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), marketplace-based core commerce adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow. For more information on these non-GAAP financial measures, please refer to the section entitled “Information by Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this document.

We believe that adjusted EBITDA, adjusted EBITA, marketplace-based core commerce adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income, as well as one measure that provides supplemental information on our core commerce segment, namely marketplace-based core commerce adjusted EBITA, in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, marketplace-based core commerce adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, adjusted EBITA for core commerce, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization of intangible assets, depreciation of property and equipment, operating lease cost relating to land use rights and impairment of goodwill, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization of intangible assets and impairment of goodwill, which we do not believe are reflective of our core operating performance during the periods presented.

Marketplace-based core commerce adjusted EBITA represents adjusted EBITA for core commerce excluding the effects of (i) local consumer services, (ii) Lazada, (iii) New Retail and direct import and (iv) Cainiao Network. Marketplace-based core commerce adjusted EBITA reflects the performance of our most established businesses, namely, those of our China retail marketplaces and wholesale marketplaces which primarily adopt a marketplace-based approach. By excluding certain businesses that are in the earlier stages of their development and with business approaches that continue to evolve, marketplace-based core commerce adjusted EBITA enables investors to clearly evaluate the performance of our most established businesses on a like-for-like basis.

Non-GAAP net income represents net income before share-based compensation expense, amortization of intangible assets, impairment of investments and goodwill, gain or loss on deemed disposals/disposals/revaluation of investments, gain in relation to the receipt of the 33% equity interest in Ant Group, amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Group and others, as adjusted for the tax effects on non-GAAP adjustments.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses) and other intangible assets, as well as adjustments to exclude from net cash provided by operating activities the consumer protection fund deposits from merchants on our China retail marketplaces. Prior to April 1, 2020, we also deducted acquisition of licensed copyrights from cash flows from investing activities. After our adoption of ASU 2019-02, “Entertainment – Films – Other Assets – Film Costs (Subtopic 926-20) and Entertainment – Broadcasters – Intangibles – Goodwill and Other (Subtopic 920-350),” on April 1, 2020, we changed the classification of cash outflows for the acquisition of licensed copyrights from investing activities to operating activities in the consolidated statements of cash flows, prospectively beginning on April 1, 2020. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude “acquisition of land use rights and construction in progress relating to office campuses” because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude consumer protection fund deposits from merchants on our China retail marketplaces because these deposits are restricted for the purpose of compensating consumers for claims against merchants.

The section entitled “Information by Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this document have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE

U.S. GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Six months ended September 30,
	2019	2020
	RMB	RMB	US$

	(in millions)
Net income	89,870	72,961	10,746
Less: Interest and investment income, net	(63,535)	(32,647)	(4,808)
Add: Interest expense	2,706	2,224	328
Less: Other income, net	(5,272)	(2,641)	(389)
Add: Income tax expenses	9,527	13,035	1,920
Add: Share of results of equity method investees	11,443	(4,593)	(677)
Income from operations	44,739	48,339	7,120
Add: Share-based compensation expense	15,260	32,409	4,773
Add: Amortization of intangible assets	6,072	5,840	860
Add: Impairment of goodwill	576	—	—
Adjusted EBITA	66,647	86,588	12,753
Add: Depreciation of property and equipment, and operating lease cost relating to land use rights	9,692	11,976	1,764
Adjusted EBITDA	76,339	98,564	14,517

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE

U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA for the periods indicated:

	Six months ended September 30,
	2019	2020
	RMB	RMB	US$

	(in millions)
Adjusted EBITA for core commerce	79,599	97,195	14,315
Less: Effects of local consumer services, Lazada, New Retail and direct import and Cainiao Network	12,811	9,221	1,358
Marketplace-based core commerce adjusted EBITA	92,410	106,416	15,673

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE

U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Six months ended September 30,
	2019	2020
	RMB	RMB	US$

	(in millions)
Net income	89,870	72,961	10,746
Add: Share-based compensation expense	15,260	32,409	4,773
Add: Amortization of intangible assets	6,072	5,840	860
Add: Impairment of investments and goodwill	20,105	5,769	850
Less: (Loss) Gain on deemed disposals/disposals/revaluation of investments and others	1,917	(31,751)	(4,677)
Less: Gain in relation to the receipt of the 33% equity interest in Ant Group	(69,225)	—	—
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Group	97	—	—
Adjusted for tax effects on non-GAAP adjustments(1)	(397)	1,334	197
Non-GAAP net income	63,699	86,562	12,749

(1)          Tax effects on non-GAAP adjustments primarily comprised of tax effects relating to certain gains and losses from investments, share-based compensation expense and amortization of intangible assets.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE

U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Six months ended September 30,
	2019	2020
	RMB	RMB	US$

	(in millions, except per share data)
Net income attributable to ordinary shareholders – basic	93,792	76,360	11,247
Dilution effect on earnings arising from option plans operated by equity method investees and subsidiaries	(15)	(26)	(4)
Net income attributable to ordinary shareholders – diluted	93,777	76,334	11,243
Add: Non-GAAP adjustments to net income(1)	(26,171)	13,601	2,003
Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	67,606	89,935	13,246
Weighted average number of shares on a diluted basis (million shares)(5)	21,084	21,943
Diluted earnings per share(2)(5)	4.45	3.48	0.51
Add: Non-GAAP adjustments to net income per share(3)(5)	(1.24)	0.62	0.09
Non-GAAP diluted earnings per share(4)(5)	3.21	4.10	0.60
Diluted earnings per ADS(2)(5)	35.58	27.83	4.10
Add: Non-GAAP adjustments to net income per ADS(3)(5)	(9.93)	4.96	0.73
Non-GAAP diluted earnings per ADS(4)(5)	25.65	32.79	4.83

(1)          See the table above for the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.

(2)          Diluted earnings per share is derived from net income attributable to ordinary shareholders for computing diluted earnings per share divided by weighted average number of shares on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

(3)          Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis. Non-GAAP adjustments to net income per ADS is derived from the non-GAAP adjustments to net income per share after adjustment to the ordinary share-to-ADS ratio.

(4)          Non-GAAP diluted earnings per share is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share divided by weighted average number of shares on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

(5)          Each ADS represents eight ordinary shares, which reflects the share subdivision and ADS ratio change that became effective on July 30, 2019.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE

U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Six months ended September 30,
	2019	2020
	RMB	RMB	US$

	(in millions)
Net cash provided by operating activities(1)	81,938	104,395	15,376
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(15,032)	(25,248)	(3,719)
Less: Acquisition of licensed copyrights(1) and other intangible assets	(4,846)	(1,718)	(253)
Less: Changes in the consumer protection fund deposits	(5,211)	(319)	(47)
Free cash flow	56,849	77,110	11,357

(1)          We adopted ASU 2019-02, “Entertainment – Films – Other Assets – Film Costs (Subtopic 926-20) and Entertainment – Broadcasters – Intangibles – Goodwill and Other (Subtopic 920-350),” on April 1, 2020. As a result of our adoption of this new accounting update, we are now reporting cash outflows for the acquisition of licensed copyrights as operating activities in the consolidated statements of cash flows prospectively beginning on April 1, 2020. Prior to our adoption of ASU 2019-02, cash outflows for the acquisition of licensed copyrights were previously classified as investing activities in the consolidated statements of cash flows.

ALIBABA GROUP HOLDING LIMITED

SELECTED OPERATING DATA

Annual active consumers

The table below sets forth the number of annual active consumers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,
	2018	2019	2019	2019	2019	2020	2020	2020

	(in millions)
Annual active consumers	636	654	674	693	711	726	742	757

Mobile MAUs

The table below sets forth the mobile MAUs on our various mobile apps that access our China retail marketplaces for the periods indicated:

	The month ended
	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,
	2018	2019	2019	2019	2019	2020	2020	2020

	(in millions)
Mobile MAUs	699	721	755	785	824	846	874	881